SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T109

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T109

1	Names of reporting persons Ryo Kubota
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 10,250,654(1)
	8	Shared voting power 7,752,425(2)
	9	Sole dispositive power 10,250,654(1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 18,003,079 (1)(2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒ (3)
13	Percent of class represented by amount in Row (11) 50.3% (4)
14	Type of reporting person IN

(1)	Includes 10,000 shares of the Issuer’s common stock issuable upon exercise of options that are exercisable within 60 days of the date of this Schedule 13D.
(2)	On January 28, 2015, Dr. Ryo Kubota entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement and Proxy”) with SBI Holdings, Inc. (“SBI”) and various subsidiaries of SBI (collectively with SBI, the “SBI Entities”), who beneficially own 7,752,425 shares of the Issuer’s common stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Dr. Kubota that he has beneficial ownership over any of the 7,752,425 shares of the Issuer’s common stock beneficially held by the SBI Entities for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(3)	On February 20, 2015, Dr. Kubota entered into voting agreements with each of Hikaru Shimura, Yoichi Tsuchiya and Yoshitaka Kitao (each a “Voting Agreement” and collectively, the “Voting Agreements”), and as consequence Dr. Kubota may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Dr. Kubota that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Kitao, Mr. Shimura or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(4)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T109

1	Names of reporting persons Hikaru Shimura
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 151,515
	8	Shared voting power -0-
	9	Sole dispositive power 151,515
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 151,515
12	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13	Percent of class represented by amount in Row (11) 0.4% (2)
14	Type of reporting person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Shimura may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Shimura that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Kitao, Dr. Kubota or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T109

1	Names of reporting persons Yoshitaka Kitao
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 204,800
	8	Shared voting power -0-
	9	Sole dispositive power 204,800
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 204,800
12	Check if the aggregate amount in Row (11) excludes certain shares ☒ (1)
13	Percent of class represented by amount in Row (11) 0.6% (2)
14	Type of reporting person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Kitao may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Kitao that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Shimura, Dr. Kubota or Mr. Tsuchiya for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

SCHEDULE 13D

CUSIP No. 00510T109

1	Names of reporting persons Yoichi Tsuchiya
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (Not Applicable)
5	Check of disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 20,000
	8	Shared voting power -0-
	9	Sole dispositive power 20,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 20,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☒(1)
13	Percent of class represented by amount in Row (11) 0.1% (2)
14	Type of reporting person IN

(1)	As consequence of entering a Voting Agreement with Dr. Kubota, Mr. Tsuchiya may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own the following shares of the Issuer’s common stock: 18,003,079 shares beneficially owned by Dr. Kubota; 151,515 shares beneficially owned by Mr. Shimura; 204,800 shares beneficially owned by Mr. Kitao; and 20,000 shares beneficially owned by Mr. Tsuchiya. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tsuchiya that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by either Mr. Shimura, Dr. Kubota or Mr. Kitao for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Based on 35,804,384 shares of the Issuer’s common stock outstanding as of November 11, 2014 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

EXPLANATORY NOTE

This Amendment No 1 to the Statement on Schedule 13D filed by Ryo Kubota with the SEC on February 2, 2014 (the “Original Statement”) is being filed jointly by Dr. Kubota, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya in connection with the execution of the Voting Agreements regarding the shares of common stock, no par value (the “Common Stock”) of Acucela Inc. (the “Issuer”) beneficially owned by each party to the Voting Agreements.

The Original Statement is hereby amended with respect to the items set forth below by this Amendment No 1 to the Original Statement (the “Amendment”). Except as otherwise provided herein, each item of the Original Statement remains unchanged.

In this Amendment, Ryo Kubota, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya are collectively referred to as the “Reporting Persons”.

Item 1.	Security and Issuer.

No Material change

Item 2.	Identity and Background

RYO KUBOTA

(a)	NAME OF PERSON FILING:

Ryo Kubota

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

1301 Second Avenue, Suite 1900

Seattle, Washington

98101-3805

(c)	Dr. Kubota is currently employed by the Issuer and his employment is conducted at the address in (b) above.

(d)	During the last five years, Dr. Kubota has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Kubota has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

HIKARU SHIMURA

(a)	NAME OF PERSON FILING:

Hikaru Shimura

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

3-5-23, Nakamachi, Musashino-shi

Tokyo, Japan

(c)	Mr. Shimura is the Representative Director and Chief Executive Officer of Rigaku Corporation and his employment is conducted at the following address: 3-9-12 Matsubaracho, Akishima-shi Tokyo, 108-0074, Japan

(d)	During the last five years, Mr. Shimura has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Shimura has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

YOSHITAKA KITAO

(a)	NAME OF PERSON FILING:

Yoshitaka Kitao

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

38-1-502 Wakamiyacho,

Shinjuku-ku,

Tokyo, Japan

(c)	Mr. Kitao is currently the Representative Director, President and Chief Executive Officer of SBI Holdings, Inc. and his employment is conducted at the following address:

Izumi Garden Tower 19F,

1-6-1 Roppongi, Minato-ku

Tokyo 106-6019, Japan

(d)	During the last five years, Mr. Kitao has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Kitao has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

YOICHI TSUCHIYA

(a)	NAME OF PERSON FILING:

Yoichi Tsuchiya

(b)	ADDRESS OF RESIDENCE OR PRINCIPAL BUSINESS ADDRESS:

3-11-23-602, Takanawa, Minato-ku

Tokyo 108-0074, Japan

(c)	Mr. Tsuchiya is currently the Representative Director of May Planning Co., Ltd., and his employment is conducted at the address in (b) above.

(d)	During the last five years, Mr. Tsuchiya has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Tsuchiya has not been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP:

Japan

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons did not pay any consideration in connection with entering any of the Voting Agreements.

Item 4.	Purpose of Transaction

On February 20, 2015, the Reporting Persons entered into the Voting Agreements for the purposes of making certain changes to the composition of the board of directors of the Issuer (the “Board”). The Voting Agreements each provide amongst other things that the Reporting Persons promptly vote the shares of Common Stock they each beneficially hold to remove Peter Kresel, Brian O’Callaghan, Glen Y. Sato and Michael Schutzler from the Board at either an annual or special meeting of shareholders or in connection with any request to approve removal of such persons from the Board by written consent. The Reporting Persons also agreed to vote or act with respect to their shares of Common Stock so as to elect Yoshitaka Kitao, Robert Takeuchi, Shiro Mita, Eisaku Nakamura and Ryo Kubota (collectively, the “Board Designees”) as members of the Board at any annual or special meeting of shareholders of the Issuer or whenever members of the Board are to be elected by written consent.

The description of the Voting Agreement and Proxy between Ryo Kubota and the SBI Entities disclosed in the Original Statement remains unchanged.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Amendment is incorporated by reference into this item.

(a) and (b)

RYO KUBOTA

Ryo Kubota is the direct beneficial holder of 10,250,654 shares of Common Stock (including 10,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this Amendment) and has sole voting and dispositive power over such shares. Additionally, for the purposes of Rule 13d-3 under the Act, as a result of entering into the Voting Agreement and Proxy with the SBI Entities, Dr. Kubota may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 7,752,425 shares of Common Stock that are beneficially owned by the SBI Entities and that are subject to the Voting Agreement and Proxy, which when combined with the 10,250,654 beneficially owned by Dr. Kubota prior to entering the Voting Agreement and Proxy result in a total of 18,003,079 shares of Common Stock representing approximately 50.3%* of the Issuer’s outstanding Common Stock. Notwithstanding the preceding, neither the filing of this Schedule 13D, nor any of its contents, shall be deemed to constitute an admission by Dr. Kubota that he is the beneficial owner of any of the 7,752,425 shares Common Stock beneficially held by the SBI Entities for purposes of the Act or for any other purpose, and Dr. Kubota’s beneficial ownership over such shares is expressly disclaimed.

HIKARU SHIMURA

Hikaru Shimura is the direct beneficial owner of 151,515 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.4%* of the Issuer’s outstanding Common Stock.

YOSHITAKA KITAO

Yoshitaka Kitao is the direct beneficial owner of 204,800 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.6%* of the Issuer’s outstanding Common Stock.

YOICHI TSUCHIYA

Yoichi Tsuchiya is the direct beneficial owner of 20,000 shares of Common Stock and has sole voting and dispositive power over such shares, which represent approximately 0.1%* of the Issuer’s outstanding Common Stock.

As consequence of entering the Voting Agreements, the Reporting Persons may be deemed to have formed a “group” under Section 13(d) of the Act, which may be deemed to beneficially own 18,379,394 shares of Common Stock, representing approximately 51.3%* of the Issuer’s outstanding Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he has beneficial ownership over any of the shares of the Issuer’s common stock beneficially held by any of the other Reporting Persons for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

*	The percentage of outstanding shares of Common Stock disclosed in this Item 5 is calculated based on a total of 35,804,384 shares of Common Stock outstanding as of November 11, 2014, which was reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014.

(c)

Except as described in this Amendment and the Original Statement, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d)

No Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreements and reported in this Amendment.

(e)

Not applicable

The information disclosed under Item 5 (a) – (e) regarding the SBI Entities remains unchanged from the disclosure in the Original Statement.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons entered into the Voting Agreements pursuant to which each Reporting Person agreed to vote the shares of Common Stock they each beneficially own to remove Peter Kresel, Brian O’Callaghan, Glen Y. Sato and Michael Schutzler from the Board and to appoint the Board Designees as new members of the Board.

Any additional shares of Common Stock acquired by any Reporting Person after the date of the Voting Agreements become subject to the terms of the applicable Voting Agreement.

The Voting Agreements each came into effect on February 20, 2015 and will each remain in full force and effect until July 28, 2015.

The summary of the Voting Agreements in this Item 6 and in Item 4 above is not complete and is qualified in its entirety by reference to the complete Voting Agreements, which are filed as Exhibits 7.2, 7.3 and 7.4 to this Amendment and are incorporated by reference into both this Item 6 and Item 4 above.

The description of the Voting Agreement and Proxy between Ryo Kubota and the SBI Entities disclosed in the Original Statement remains unchanged.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.1	Voting Agreement and Irrevocable Proxy dated January 28, 2015, between Ryo Kubota and certain shareholders of Acucela Inc. (incorporated by reference to Exhibit 7.1 to Ryo Kubota’s Schedule 13D filed with the SEC on February 2, 2015).

Exhibit 7.2	Voting Agreement dated February 20, 2015, between Ryo Kubota and Hikaru Shimura

Exhibit 7.3	Voting Agreement dated February 20, 2015, between Ryo Kubota and Yoshitaka Kitao

Exhibit 7.4	Voting Agreement dated February 20, 2015, between Ryo Kubota and Yoichi Tsuchiya

Exhibit 7.5	Joint Filing Agreement dated February 24, 2015, among the Reporting Persons

Exhibit 7.6	Limited Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2015

RYO KUBOTA

/s/ Ryo Kubota
Ryo Kubota

HIKARU SHIMURA

*Hikaru Shimura
Hikaru Shimura

YOSHITAKA KITAO

*Yoshitaka Kitao
Yoshitaka Kitao

YOICHI TSUCHIYA

*Yoichi Tsuchiya
Yoichi Tsuchiya

*Ryo Kubota

/s/ Ryo Kubota
By:	Ryo Kubota
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 7.1	Voting Agreement and Irrevocable Proxy dated January 28, 2015, between Ryo Kubota and certain shareholders of Acucela Inc. (incorporated by reference to Exhibit 7.1 to Ryo Kubota’s Schedule 13D filed with the SEC on February 2, 2015).

Exhibit 7.2	Voting Agreement dated February 20, 2015, between Ryo Kubota and Hikaru Shimura

Exhibit 7.3	Voting Agreement dated February 20, 2015, between Ryo Kubota and Yoshitaka Kitao

Exhibit 7.4	Voting Agreement dated February 20, 2015, between Ryo Kubota and Yoichi Tsuchiya

Exhibit 7.5	Joint Filing Agreement dated February 24, 2015, among the Reporting Persons

Exhibit 7.6	Limited Power of Attorney